EXHIBIT 99.1

25 November 2019

National Grid reaches agreement with the State of New York
National Grid has reached an agreement with the State of New York to immediately lift its natural gas moratorium for all customers in Brooklyn, Queens and Long Island for approximately the next two years. National Grid will therefore proceed to connect those customer applications put on hold due to the moratorium and start processing all new applications.
This agreement also provides the necessary framework for resolving the longer-term energy supply issues. Within three months, National Grid has committed to present options to meet New York’s long-term gas supply needs. Following a consultation process through a series of public meetings, final long-term options will be identified, that reflect the public input, and should be agreed with the State by June 2020. This will allow for safe and adequate construction of long-term options.
As part of this agreement, National Grid will offer $7 million in customer assistance to address hardships arising from the moratorium, invest $8 million in demand response and energy efficiency programs and make an additional $20 million investment in clean energy projects and clean tech business investments.
With this agreement, National Grid is released from claims that the Company’s franchise or license should be revoked in connection with the moratorium and the matter opened by the Public Service Commission is resolved.

Investors and Analysts Aarti Singhal Nick Ashworth James Flanagan	+44 (0) 20 7004 3170 (d) +44 (0) 20 7004 3166 (d) +44 (0) 20 7004 3129 (d)	+44 (0) 7989 492 447 (m) +44 (0) 7814 355 590 (m) +44 (0) 7970 778 952 (m)
Media Molly Neal		+44 (0) 7583 102 727 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price controls as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supplies; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 225 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.